UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

July 28, 2017

Commission File Number 1-14728

LATAM Airlines Group S.A.

(Translation of Registrant’s Name Into English)

Presidente Riesco 5711, 20th floor

Las Condes

Santiago, Chile

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Santiago, July 28, 2017

Mr. Carlos Pavez Tolosa

Commissioner

Securities and Insurance Commission

Av. Libertador Bernardo O´Higgins 1449

Present

Dear Commissioner:

In accordance with the provisions of Articles 9 and 10 of Law No. 18,045 on Securities Market, and in General Rule No. 30 of the Securities and Insurance Commission (the "SVS"), the undersigned, duly authorized for the purpose as agreed at the extraordinary session of Directory No. 128 (the "Board Session") of LATAM Airlines Group S.A. ("LATAM") held on April 21, 2017, reports the following material fact regarding LATAM, its businesses, its public offering values or the offer of them, as applicable, the following:

On this date TAM Capital 3 Inc., a company indirectly controlled by TAM S.A. through its subsidiary TAM Linhas Aereas S.A., which consolidates its financial statements with LATAM, has announced the total anticipated redemption of the bonds placed abroad on June 3, 2011, for an amount of 500 million dollars of the United States of America at a rate of 8.375% and with a maturity date of June 3, 2021.

Also, as agreed at the Board Session, LATAM will place, within the next few days in the local market (Santiago Stock Exchange), the Series A Bonds (BLATM-A), Series B (BLATM- B), Series C (BLATM-C) and Series D (BLATM-D), which correspond to the first bond issuance charged to the line registered in the Securities Registry of the SVS under the number N° 862 for a total amount of UF 9,000,000.

The total amount of the Series A Bond will be UF 2,500,000. The total amount of the Series B Bond will be UF 2,500,000. The total amount of the Series C Bond will be UF 1,850,000 and the total amount of the Series D Bond will be UF 1,850,000, totaling UF 8,700,000.

The Series A Bonds will have a maturity date of June 1, 2022 and an interest rate of 5.25% per year. The Series B Bonds will have a maturity date of January 1, 2028 and an interest rate of 5.75% per year. The Series C Bonds will have a maturity date of June 1, 2022 and an interest rate of 5.25% per year, and the Series D Bonds will have a maturity date of January 1, 2028 and an interest rate of 5.75% % per year.

The proceeds from the placement of the Series A, Series B, Series C and Series D Bonds will be used entirely for the partial financing of the early redemption of the total of the TAM Capital 3 Inc. bonds described above.

Sincerely,

Juan Carlos Menció

Legal Vice-president

LATAM Airlines Group S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 28, 2017	LATAM AIRLINES GROUP S.A.

	By:	/s/ Juan Carlos Menció
	Name:	Juan Carlos Menció
	Title:	Legal Vice-President